40-53

STRONG

P.O. Box 2936 | Milwaukee, Wisconsin 53201 | www.Strong.com

811-06552
Branch 22

STRONG OPPORTUNITY FUND II INC

February 16, 2005

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

05047446

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2005
162
WASH. D.C.

Re: Strong Capital Management, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed one pleading that has been filed against Strong Capital Management, Inc. ("SCM"), Strong Financial Corporation, and Strong Opportunity Fund, Inc. Please see Attachment A for a list of the registered investment companies for which SCM acted as investment adviser through December 31, 2004.

Please call me at (414) 577-7570 if you have any questions.

Sincerely,

Jeanine M. Bajczyk
Associate Counsel

Enclosures

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Attachment A

Registered Investment Company	*File Number*
Strong Advantage Fund, Inc.	811-5667
Strong Asia Pacific Fund, Inc.	811-8098
Strong Balanced Fund, Inc.	811-3256
Strong Common Stock Fund, Inc.	811-5687
Strong Conservative Equity Funds, Inc.	811-7656
Strong Corporate Bond Fund, Inc.	811-4390
Strong Discovery Fund, Inc.	811-5341
Strong Equity Funds, Inc.	811-8100
Strong Equity Funds II, Inc.	811-4384
Strong Government Securities Fund, Inc.	811-4798
Strong Heritage Reserve Series, Inc.	811-7285
Strong High-Yield Municipal Bond Fund, Inc.	811-7930
Strong Income Funds, Inc.	811-6195
Strong Income Funds II, Inc.	811-7335
Strong Income Trust	811-21209
Strong International Equity Funds, Inc.	811-6524
Strong Large Cap Growth Fund, Inc.	811-3254
Strong Life Stage Series, Inc.	811-9091
Strong Money Market Fund, Inc.	811-4374
Strong Municipal Bond Fund, Inc.	811-4769
Strong Municipal Funds, Inc.	811-4770
Strong Opportunity Fund, Inc.	811-3793
Strong Opportunity Fund II, Inc.	811-6552
Strong Short-Term Bond Fund, Inc.	811-5108
Strong Short-Term Global Bond Fund, Inc.	811-8320
Strong Short-Term Municipal Bond Fund, Inc.	811-6409
Strong Variable Insurance Funds, Inc.	811-6553

IN THE DISTRICT COURT OF JOHNSON COUNTY, KANSAS
CIVIL COURT DEPARTMENT

C. FRANK ALLISON, JR.,	)	
	)	05CV00901
Plaintiff,	)	
	)	Case No.
v.	)	
	)	Court No. 7
STRONG FINANCIAL CORPORATION,	)	
STRONG CAPITAL MANAGEMENT, INC., and	)	Division 60
STRONG OPPORTUNITY FUND, INC.,	)	
	)	
Defendants.	)	

PETITION

COMES NOW Plaintiff C. Frank Allison, Jr. and brings this Petition against the above referenced defendants for violations of the Kansas Consumer Protection Act, K.S.A. § 50-623, *et seq.*, and the Kansas Securities Act, K.S.A. § 17-1268. In support of this Petition, Plaintiff C. Frank Allison, Jr. hereby alleges and states as follows:

I. NATURE OF ACTION

1. Plaintiff C. Frank Allison, Jr. is a Kansas consumer who purchased or otherwise acquired, sold or owned shares in one or more of the Strong mutual funds. During all relevant times that Plaintiff C. Frank Allison, Jr. purchased or otherwise acquired, sold or owned shares in one or more of the Strong mutual funds the defendants, individually and/or collectively, made misrepresentations and/or untrue statements of material fact concerning certain improper trading practices in violation of the Kansas Consumer Protection Act, K.S.A. § 50-623, *et seq.*, and the Kansas Securities Act, K.S.A. § 17-1268, thereby causing financial injury to Plaintiff C. Frank Allison, Jr.

II. JURISDICTION AND VENUE

2. The claims asserted herein arise exclusively under and pursuant to Kansas statutory law. As such, Plaintiff C. Frank Allison, Jr. has not sought to redress the violations alleged herein against defendants or obtain relief under any Federal law.

3. Pursuant to K.S.A. § 60-308(b)(1) this Court has personal jurisdiction over all defendants as they transacted business within the State of Kansas. In the alternative, jurisdiction is proper under K.S.A. § 60-308(b)(7)(A), as defendants caused injury to Plaintiff C. Frank Allison, Jr. arising from their omissions while engaged in solicitation and/or service activities in Kansas.

4. Venue is proper in the District Court of Johnson County, Kansas pursuant to K.S.A. § 60-603, and alternatively, K.S.A. § 60-605, because, *inter alia*, many of the events, activities, and omissions giving rise to this action occurred in substantial part in Johnson County, Kansas.

III. PARTIES

5. Plaintiff C. Frank Allison, Jr. is and was at all relevant times alleged herein a resident of the State of Kansas. In April 2000, Plaintiff C. Frank Allison, Jr. opened an account with Stepp & Rothwell, a Kansas Corporation with its principal place of business in Overland Park, Kansas, for investing in mutual funds and other investment products. In November 2000, Plaintiff C. Frank Allison, Jr. purchased, owned, or otherwise acquired shares in the Strong Opportunity Fund primarily for personal, family or household use through his account with Stepp & Rothwell.

6. Defendant Strong Financial Corporation (defendant "Strong Financial"), is and was at all relevant times to the allegations alleged herein, a foreign corporation

organized and existing according the laws of the State of Wisconsin with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Strong Financial conducts its business operations through its wholly owned affiliate Strong Capital Management, Inc., managing and advising individuals, retirement plans, financial advisors, institutions, and foundations in any one of its 50 or so stock, bond, and cash management mutual funds. As of September 3, 2003, Strong Financial oversaw approximately $48 billion in assets for institutional and individual investors.

7. Defendant Strong Capital Management, Inc. (defendant "Strong Capital"), is and was at all relevant times to the allegations alleged herein, a foreign corporation organized and existing according the laws of the State of Wisconsin with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Strong Capital serves as the investment advisor, administrator, and transfer agent for the Strong family of mutual funds. At all relevant times, Strong Capital conducted business in the State of Kansas by providing investment, administrative, and managerial advice to fund consumers throughout the State including Plaintiff Julie Parisi. In this regard, Strong Capital provided regional consultants to consumers in Kansas. Specifically, Mike Clatkowski has served as the Regional Analyst for consumers in Kansas, while Chris Barlow is the Regional consultant for Kansas consumers.

8. Defendant Strong Opportunity Fund, Inc., is and was at all relevant times to the allegations alleged herein, a foreign corporation organized and existing according the laws of the State of Wisconsin with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Defendant Strong Equity

Funds, Inc., is part of the family of Strong Mutual Funds which includes the Strong Growth Fund directly involved in this action.

9. Defendant Strong Financial Corporation, Strong Capital Management, Inc., and Strong Opportunity Funds, Inc. are hereinafter collectively referred to as the "Strong" defendants.

IV. BACKGROUND

10. This action concerns misrepresentations and/or untrue statements of material fact made by defendants in violation of the Kansas Consumer Protection Act, K.S.A. § 50-623, *et seq.*, and the Kansas Securities Act, K.S.A. § 17-1268, concerning illegal and improper trading practices in the mutual fund industry which were intended to and indeed benefited defendants at the expense of unsuspecting mutual fund investors, including Plaintiff C. Frank Allison, Jr. Specifically, the Janus defendants' permitted institutional investors, including Canary Capital Partners, LLC, as well as Richard S. Strong and other Strong Capital Management employees to "market time" targeted Strong funds while providing misrepresentations and/or untrue statements of material fact to shareholders in such funds, including Plaintiff C. Frank Allison, Jr., that market timing was prohibited.

V. SUBSTANTIVE ALLEGATIONS

11. At all relevant times to the allegations set forth herein, the Strong defendants entered into and/or maintained improper trading arrangements with institutional investors, including Canary Capital Partners, LLC, as well as Richard S. Strong and other Strong Capital Management employees for the purpose of improperly market timing Strong mutual funds to the detriment of shareholders in such funds, including Plaintiff C. Frank Allison, Jr.

A. The Strong Defendants' Improper Trading Arrangements With Canary Capital Partners, LLC.

12. During a meeting on October 16, 2002 with Strong representatives, Canary Capital Partners, LLC (Canary) sought permission to actively time Strong mutual funds, and simultaneously sought the ability to invest in a proprietary Strong hedge fund. After agreeing on which funds Canary would improperly time, Strong provided Canary with the September month-end portfolio holdings of the targeted mutual funds.

13. In or around December 2002, in a deal brokered by Anthony D'Amato, one of Strong Capital Management's three Chief Executive Officers, the Strong defendants permitted Canary to market time targeted Strong mutual funds in exchange for non-mutual fund business from Canary.

14. The improper trading arrangement between Canary and the Strong defendants was documented in a letter provided to Canary on November 26, 2002 which provided:

- The following funds are available for your strategy;
  - Strong Growth 20 Fund
  - Strong Growth Fund
  - Advisor Mid Cap Growth Fund
  - Strong Large Cap Growth Fund
  - Strong Dividend Income Fund
- If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets
- You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
- All funds will be available for margin according to Reg T.
- We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
- All positions are limited to 1% of the assets within the fund . . . .

15. As the Strong defendants arranged for Canary to time targeted mutual funds, Strong employees were assigned specific roles to facilitate additional business

lines with Canary. On November 26, 2002, an internal Strong email documented the Strong defendants' business arrangement with Canary:

> "[Canary] will be opening a brokerage account ...valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on anyone day.... The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

16. In order for Canary to improperly time trades in Strong mutual funds, the Strong defendants were required to suspend their anti-timing controls. The Strong defendants alerted their transfer agents and clearing brokers to the improper timing arrangement established with Canary so that the trades would not be rejected for "flipping."

17. An email dated November 27, 2003 generated by an employee of the Strong defendants addressed potential issues with the active trading of Strong mutual fund shares by Canary:

> One of the issues I was reviewing yesterday concerned the active trading of mutual funds and what issues may arise with USC. After consulting with USC it appears that as long as our TA does not question the activity, USC will not reject of the trades for flipping. We will work out a communication flow between brokerage operations, USC and the transfer agent to alert them to activity by this client [Canary] so trades are not affected.

18. After several months of improper trading of targeted Strong mutual funds, Canary notified the Strong defendants on February 21, 2003 of the following:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok. In addition we have found a way to reduce the number of transactions we do in your funds. There is one technical issue I would like to discuss with you prior to our making the investment . . . .

19. The Strong defendants regularly provided Canary with detailed breakdowns of portfolios for the improper timing of targeted Strong mutual funds. This detailed information allowed Canary to sell short the stocks that the portfolios contained. Upon information and belief, the Strong defendants provided Canary with detailed portfolio information to time the Strong Opportunity Fund.

20. In an email dated May 2003, Canary notified the Strong defendants of the following:

> "Hey, we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position."

21. Despite representing that Strong funds were not intended for market timing or excessive trading activity, from at least December 2002 to May 2003 the Strong defendants permitted Canary to improperly market time Strong funds including, upon information and belief, the Strong Opportunity Fund to the detriment of Plaintiff C. Frank Allison, Jr.

B. Richard S. Strong

22. Defendant Richard S. Strong owns at least 85% of Strong Capital Management, and, until December 2003, was its Chairman and Chief Investment Officer. Until December 2003, defendant Richard S. Strong was also Chairman of the Board of Directors of the 27 investment companies (consisting of 71 mutual funds including the Strong Opportunity Fund) that constitute the Strong family of mutual funds.

23. From at least 1998 through July 2003, Richard S. Strong actively timed trades in Strong mutual funds including, upon information and belief, the Strong Opportunity Fund to the detriment of Plaintiff C. Frank Allison, Jr.

24. By the Fall of 2000, the Strong defendants knew or should have known that Richard S. Strong was improperly timing trades in Strong mutual funds, including the Strong Opportunity Fund, to the detriment of shareholders, including Plaintiff C. Frank Allison, Jr.

25. Despite representing that Strong funds were not intended for market timing or excessive trading activity, the improper trading activities of Richard S. Strong and other Strong Capital Management employees was confirmed in an October 30, 2003 statement released on behalf of the Independent Directors of the Strong Mutual Fund:

> The Independent Directors of the Strong Mutual Funds have become aware of the active trading of Strong Funds by employees of Strong Capital Management, including Richard S. Strong, Chairman of Strong Capital Management. The Independent Directors are conducting an investigation into the trading and have hired an independent consulting firm and independent counsel to assist them in discovering and analyzing the facts regarding these trading activities and to recommend enhanced compliance procedures.

26. Despite representing that Strong funds were not intended for market timing or excessive trading activity, through at least July 2003 the Strong defendants permitted Richard S. Strong and/or other Strong Capital Management employees to improperly market time Strong funds, including, upon information and belief, the Strong Opportunity Fund, to the detriment of Plaintiff C. Frank Allison, Jr.

C. The Strong Defendants' Misrepresentations And/Or Failure To Disclose Improper Trades Involving Strong Mutual Fund Shares.

27. At all times relevant to the allegations alleged herein, the Strong defendants made materially false and/or misleading statements assuring investors, including Plaintiff C. Frank Allison, Jr., that fund managers discouraged and worked to

prevent the improper trading of shares in Strong mutual funds, including the Strong Opportunity Fund.

28. The "Market Timers" policy in the May 1, 2003 prospectus for the Strong Opportunity Fund expressly stated:

> *The Fund will consider the following factors to identify market timers:* shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors.

(emphasis added).

29. The May 1, 2003 prospectus for the Strong Opportunity Fund further assured shareholders in the Fund:

> We reserve the right to:
>
> - Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
>
> - Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading). . . .

30. Despite representing that the funds were not intended for market timing, the Strong defendants, misrepresented and/or failed to disclose to shareholders, including Plaintiff Frank C. Allison, Jr., that certain institutional investors, including Canary, as well as Richard S. Strong and/or other Strong Capital Management employees were allowed to improperly time trades in the Strong Opportunity Fund to the detriment of shareholders, including Plaintiff C. Frank Allison, Jr.

COUNT I
VIOLATIONS OF THE KANSAS CONSUMER PROTECTION ACT

31. Plaintiff C. Frank Allison, Jr. repleads and incorporates by reference paragraphs 1 through 30 as though fully set forth herein.

32. The Strong defendants are "persons" within the meaning of the Kansas Consumer Protection Act, K.S.A. § 50-624(f), and "suppliers" within the meaning of K.S.A. § 50-624(i) who in the ordinary course of business, solicited and engaged in consumer transactions with Plaintiff C. Frank Allison, Jr.

33. Plaintiff C. Frank Allison, Jr. is a "consumer" within the meaning of the Kansas Consumer Protection Act, K.S.A. § 50-624(b).

34. Individually and/or collectively, the Strong defendants, in the ordinary course of business, solicited and engaged in consumer transactions with Plaintiff C. Frank Allison, Jr. which defendants knew or had reason to know were deceptive and violated the Kansas Consumer Protection Act, K.S.A. 50-626(a).

35. Individually and/or collectively, the Strong defendants willfully used oral and written falsehoods as to material facts and/or failed to state material facts in violation of the Kansas Consumer Protection Act, K.S.A. § 50-626(b)(2) and (3).

36. Pursuant to K.S.A. 50-636, Plaintiff C. Frank Allison, Jr. has suffered damages as a result of defendants' violations of the Kansas Consumer Protection Act.

WHEREFORE Plaintiffs C. Frank Allison, Jr. prays for judgment in Count I of his Petition for damages, a civil penalty for each violation alleged herein, interest as allowed by law, reasonable attorneys' fees, costs of this action, and such other relief as the Court may deem just and proper.

COUNT II
VIOLATIONS OF THE KANSAS SECURITIES ACT

37. Plaintiff C. Frank Allison, Jr. repleads and incorporates by reference paragraphs 1 through 36 as though fully set forth herein.

38. Individually and/or collectively, the Strong defendants offered and sold securities to Plaintiff C. Frank Allison, Jr. by means of untrue statements of material fact and by omitting to state material facts necessary in order to make the statements made in the light of the circumstances under which they were made not misleading in violation of K.S.A. § 17-1268.

39. To the extent they were not sellers, the Strong defendants either directly controlled and/or were agents who materially aided in the sales of securities to Plaintiff C. Frank Allison, Jr. Defendants are jointly and severally liable to Plaintiff, pursuant to K.S.A. 17-1268.

40. Pursuant to K.S.A. 17-1268, Plaintiff C. Frank Allison, Jr. is entitled to rescission of his investments.

41. Pursuant to K.S.A. 17-1268, Plaintiff C. Frank Allison, Jr. also seeks interest at the statutory rate from the dates prescribed by the statute, together with attorney fees and costs of this action.

WHEREFORE, Plaintiff C. Frank Allison, Jr. prays for judgment in Count II of his Petition for damages, interest as allowed by law, reasonable attorney fees, costs of this action, and such other relief as the Court may deem just and proper.

VI. DEMAND FOR JURY TRIAL

COMES NOW Plaintiff C. Frank Allison, Jr. and hereby demands a trial by jury on all the issues set forth in the above-captioned action.

By ______________________

Jeffrey S. Kruske KS# 20098
Law Office of Jeffrey S. Kruske
Sante Fe Law Building
Overland Park, Kansas 66204
(913) 648-3220
(913) 648-5875 (facsimile)

AND

John M. Parisi KS #14078
Shamberg Johnson & Bergman, Chtd.
2600 Grand Blvd., Suite 550
Kansas City, MO 64108
(816) 474-0004
(816) 474-0003 (facsimile)

ATTORNEYS FOR PLAINTIFF